EXHIBIT 99.1

Statoil ASA: Notifiable trading

On behalf of Statoil (OSE: STL, NYSE:STO), DNB has on 11 April 2017 purchased 574,983 shares for use in the group's Share saving plan.

The shares have been acquired at a price of NOK 148.72 per share.

Before distribution to the employees, the Share saving plan has 9,427,455 shares.

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.